Exhibit 12.02

CITIGROUP INC.
CALCULATION OF RATIO OF INCOME TO FIXED CHARGES
INCLUDING PREFERRED STOCK DIVIDENDS
						Three Months Ended
	Years ended December 31,					March 31,
In millions of dollars, except for ratios	2013	2012	2011	2010	2009	2014	2013
EXCLUDING INTEREST ON DEPOSITS:

Fixed Charges
Interest expense (other than interest on deposits)	$9,941	$12,922	$15,678	$16,725	$17,711	$2,142	$2,654
Interest factor in rent expense	460	496	495	500	522	115	121
Dividends--Preferred Stock	194	26	26	9	22,708	124	4
Total fixed charges	$10,595	$13,444	$16,199	$17,234	$40,941	$2,381	$2,779

Income
Income from continuing operations before taxes and noncontrolling interests	$19,497	$7,825	$14,722	$13,116	$(7,776)	$6,001	$5,501
Fixed charges (including preferred stock dividends)	10,595	13,444	16,199	17,234	40,941	2,381	2,779
Total income	$30,092	$21,269	$30,921	$30,350	$33,165	$8,382	$8,280

	2.84	1.58	1.91	1.76	NM	3.52	2.98
Ratio of income to fixed charges excluding interest on deposits

INCLUDING INTEREST ON DEPOSITS:

Fixed Charges
Interest expense	$16,177	$20,612	$24,209	$25,057	$27,902	$3,591	$4,330
Interest factor in rent expense	460	496	495	500	522	115	121
Dividends--Preferred Stock	194	26	26	9	22,708	124	4
Total fixed charges	$16,831	$21,134	$24,730	$25,566	$51,132	$3,830	$4,455

Income
Income from continuing operations before taxes and noncontrolling interests	$19,497	$7,825	$14,722	$13,116	$(7,776)	$6,001	$5,501
Fixed charges (including preferred stock dividends)	16,831	21,134	24,730	25,566	51,132	3,830	4,451
Total income	$36,328	$28,959	$39,452	$38,682	$43,356	$9,831	$9,952

Ratio of income to fixed charges including interest on deposits	2.16	1.37	1.60	1.51	NM	2.57	2.23